SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated May 19, 2016

BT Group plc

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Enclosure: Notice of meeting 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Dan Fitz
	Name:	Dan Fitz
	Title:	Company Secretary

Date: May 19, 2016

2

BT Group plc

Notice of meeting 2016

Broadening and deepening our customer relationships

openreach

Welcome to the BT Group plc Notice of meeting 2016

We will hold our AGM at the Motorpoint Arena Cardiff at 10:30am on Wednesday 13 July 2016.

This document is important and requires your immediate attention. Please read it straight away.

If you have any doubts about what action you need to take, you should consult your authorised financial adviser. If you have sold or transferred all of your shares, you should pass this booklet and accompanying documents to the person through whom you sold or transferred them, to forward to the purchaser or transferee.

Contents
1	Our purpose
2	Chairman’s message
4	Board of Directors
6	Notice of meeting
11	AGM information

Front cover: Bethany’s story

The cover of our Notice of meeting 2016 features Bethany Johnson, a service delivery apprentice in her second year with the company. Working for Openreach, Bethany makes a difference to customers every day, helping them to get connected and making sure they’re happy with their service. For Bethany, her role is about earning the customer’s trust and doing a vital job right, the first time.

In this document, references to ‘BT Group’, ‘BT’, ‘the group’, ‘the company’, ‘we’ or ‘our’ are to BT Group plc (which includes the activities of British Telecommunications plc) and its subsidiaries and lines of business, internal service unit, or any of them as the context may require.

A reference to a year expressed as 2015/16 is to the financial year ended 31 March 2016 and a reference to a year expressed as 2016 is to the calendar year. This convention applies similarly to any reference to a previous or subsequent year. References to ‘this year’, ‘the year’ and ‘the current year’ are to the financial year ended 31 March 2016. References to ‘last year’ and ‘the prior year’ are to the financial year ended 31 March 2015.

Throughout the Notice look out for… Further reading online

Our purpose is to use the power of communications to make a better world. We’re here to meet the needs of our customers, delivering the experience, products and services that matter to them. Our services are vital to our customers and their communities. And we look for ways of using those services to deliver wider social benefits.

Who we are

We’re one of the world’s leading communications services companies. We’re based in the UK but we serve customers across 180 countries.

We’re organised around six customer-facing lines of business: Global Services, Business and Public Sector, Consumer, EE, Wholesale and Ventures, and Openreach. The lines of business are supported by Technology, Service & Operations, our internal service unit.

What we do

We sell fixed-voice, broadband, mobile and TV products and services to consumers in the UK. For businesses we offer a variety of communications services ranging from phone and broadband through to complex managed networked IT solutions and cyber security protection. Many public services rely on our technologies. And in the UK we help more than 500 other Communications Providers to serve their own customers.

How we do it

We have 102,500 full-time equivalent employees. Their commitment, expertise and diversity are key to the success of our business. We invest in them so they can do their jobs better and are more engaged. And we encourage them to volunteer in the community.

Our networks and platforms are the foundations of the products and services we sell. We invest extensively in these. We’re also one of the largest investors in research and development in the UK and this has underpinned a long history of innovation. This helps us offer new and improved products and find better ways of doing things.

Our goal and strategy

Our goal is to deliver sustainable profitable revenue growth. This will support cash flow growth over the long term. We’ll use this to reward our shareholders and other stakeholders.

To achieve our goal we need to broaden and deepen the relationships we have with our customers. That means making sure we stay relevant to them as markets, lifestyles and technologies change.

The three pillars of our strategy support our goal: delivering superior customer service; transforming our costs; and investing for growth.

Customers’ expectations continue to rise and there is more we need to do to provide the experience they deserve. The better their experience, the more we’ll sell and the less time and money we need to spend putting things right. And the better we manage our costs, the more we can invest in giving customers what they need.

We’re building a culture that means we can respond quickly and provide our customers with a great experience. Our new values embody this: Personal; Simple; Brilliant. They will help us deliver our goal and strategy, and fulfil our purpose.

2	BT Group plc

     Chairman’s message

“We have been investing at pace to help build Britain’s digital future.”

This has been a landmark year for BT. We have completed the acquisition of EE, helped take superfast broadband to 90% of the country and delivered our best revenue growth in more than seven years.

Investing in digital Britain

This year we reached the milestone of bringing our fibre broadband network to 25 million premises. This has been one of the fastest deployments of fibre broadband anywhere in the world. Rollout has been on budget and ahead of schedule. The UK has the highest fibre broadband availability of major European countries, delivered at some of the lowest prices.

Openreach’s investment in its fibre broadband network, which is open to all providers on an equal basis, has been key to this progress. It has been a real success story for the UK.

Being part of the wider BT Group has given Openreach the confidence and ability to invest at scale and pace. And we have plans to go further:

•   delivering the minimum broadband speeds needed for every home to enjoy the most popular internet services;

•   expanding the reach of fibre broadband beyond the Government’s current 95% target; and

•   taking the UK from a superfast nation to an ultrafast one - making a fibre-to-the-premises service more widely available together with an ambition to bring ultrafast broadband to 12 million premises by the end of 2020.

But in order to do this we need regulatory support and the right policy framework. We are open to discussions with Ofcom and industry to achieve a strengthened but proportionate form of the current model of Openreach governance to allow it to continue to invest at pace.

Investing in new products and services

This year we launched our new European football content and are pleased with the response from our customers.

BT Mobile has also done well, adding 400,000 customers in just a year since launch. The acquisition of EE in January will allow us to bring together the best UK mobile network with the largest superfast broadband network, providing more innovative, converged products and services.

For business customers, we launched a host of cloud-based services and a number of security products to help protect organisations from growing cyber-security threats.

Investing to improve the customer experience

Our customers have benefited from the investments we have made in our networks and products. But our customer service has not been good enough. We are investing more in this area and hired 900 new engineers and more than 900 new contact centre agents as we look to bring jobs back to the UK. While Openreach hit all 60 of the minimum service levels set by Ofcom, and the group ended the year on a good trajectory, we did not hit our internal targets. We have to do much better to match customers’ growing expectations.

Investing in our global presence

We operate across the globe. Around a fifth of our revenue comes from outside the UK. The new divisional structure we have put in place from April 2016 will give Global Services a sharper focus on serving major global and international businesses and organisations.

We seek a regulatory level playing field in support of this and have been encouraged by progress towards genuine reform in the US this year and by efforts to implement the EU’s digital single market.

The upcoming EU referendum creates some market uncertainty and risk. BT believes that staying in a reforming EU would be in the best interests of our business.

Notice of meeting 2016	3

Your Board and voting at the AGM

Your Board is responsible for the group’s strategy and for overseeing the group’s performance. The Board has played an active role in the year’s major decisions. We had in-depth discussions on EE: the acquisition and integration; BT TV and BT Sport.

We’ve seen a number of changes to the Board during the year.

I’m delighted to welcome Mike Inglis who joined the Board on 1 September 2015 and is a member of the Technology Committee.

I’m also pleased to welcome Tim Höttges who joined the Board on 29 January 2016. Tim was nominated by Deutsche Telekom under the terms of the Relationship Agreement between BT and Deutsche Telekom.

Our Group Finance Director, Tony Chanmugam will step down from the Board at the end of the AGM in July 2016. Tony joined the Board in 2008 and had previously held a number of senior roles in BT. Tony has made a substantial contribution to BT during his career and will continue at BT for a period of time to assist with the integration of EE. I would like to thank Tony for his hard work and commitment.

Following a search for Tony’s replacement, I’m pleased to welcome Simon Lowth, who will join BT on 4 July 2016 to become Group Finance Director. Simon will be appointed as an executive Board member with effect from 12 July 2016. Simon brings a wealth of experience to BT, having been CFO and on the boards of BG Group, AstraZeneca and ScottishPower.

As we announced last year, Phil Hodkinson stepped down from the Board at the end of January 2016 after ten years as a director.

As the Board has appointed Mike, Tim and Simon since the last AGM, they will retire at this year’s AGM and be proposed for election. All other directors will stand for re-election, except Tony Chanmugam.

I met with each director individually during the year to review their performance. I consider that each director continues to make an effective contribution to the Board debate across a wide range of issues and demonstrates commitment to the role. Nick Rose, as the Senior Independent Director, reviewed and discussed my own performance during the year, taking into account feedback from the other Board members.

At this year’s AGM we’re proposing 21 resolutions and the Board recommends these. We provide further details about these resolutions on pages 7 to 10 of the Notice of meeting. The biographies of the directors standing for election or re-election are on pages 4 and 5.

Your vote is important to us. If you’re not coming to the AGM, and you want to vote on any of the resolutions, you can do this online or by post.

You can find an audio version of this document at www.bt.com/annualreport together with our Annual Report & Form 20-F 2016 and other shareholder information.

Rewarding our shareholders

The investments we have made are delivering for the business and resulted in revenue growth at the top end of our outlook range for the year. Our goal is to continue to deliver sustainable profitable revenue growth. Together with our cost transformation activities, this will support long-term cash flow growth and therefore value creation for shareholders.

As a result of the good progress in the year, the Board is proposing a final dividend of 9.6p, up 13%. This gives a full-year dividend of 14.0p, also up 13%. Our dividend policy is to pay a progressive dividend. Our confidence in future cash flow generation means that we expect to grow the dividend per share by at least 10% for each of the next two years.

/s/ Sir Michael Rake
Sir Michael Rake Chairman 4 May 2016

4	BT Group plc

      Board of Directors

          The directors standing for election or re-election at the 2016 AGM.

Key to membership of Board committees
Operating	BT Pensions
Audit & Risk	Equality of Access Board
Renumeration	Technology
Nominating & Governance	I Integration
Sustainable and Responsible Business

Sir Michael Rake

Chairman

Appointed to the Board as Chairman in September 2007. Age 68.

Skills and experience

Sir Michael has financial, risk, international business and professional services expertise gained during his time at KPMG (1974 to 2007) where he was senior partner in the UK from 1998 and international chairman from 2002. He was knighted in 2007 and is a former President of the Confederation of British Industry.

Other appointments include

Chairman of Worldpay Group, International Chamber of Commerce UK and Majid Al Futtaim Holdings and a director of McGraw Hill Financial.

Gavin Patterson

Chief Executive

Appointed Chief Executive in September 2013 and joined the Board in June 2008. Age 48.

Skills and experience

Gavin has experience in sales, marketing, technology and operations. He was previously CEO, BT Retail and from 2004 to 2008 was Managing Director, BT Consumer, BT Retail. Before joining BT, Gavin was managing director of the consumer division of Telewest (now Virgin Media). He spent nine years at Procter & Gamble, rising to become European marketing director.

Other appointments include

Non-executive director of British Airways and a member of the CBI President’s Committee.

Simon Lowth

Group Finance Director designate

Appointed to the Board with effect from 12 July 2016. Age 54.

Skills and experience

Simon has strong financial acumen as well as strong organisational leadership and engineering experience at leading infrastructure companies. Prior to joining BT, Simon was CFO and a director at BG Group having joined in November 2013. He has also been CFO and served on the boards of AstraZeneca and ScottishPower.

Other appointments include

Non-executive director at Standard Chartered Bank.

Tony Ball

Independent non-executive director

Appointed to the Board in July 2009. Age 60.

Skills and experience

Tony brings international business expertise in addition to financial, operational, sales and marketing experience. From 1999 to 2003 Tony was chief executive of BSkyB and until 2013 chairman of Germany’s largest cable operator, Kabel Deutschland Gmbh. He has held a number of senior executive positions in broadcasting and telecoms businesses in the UK, US and Continental Europe.

Other appointments include

Senior adviser to Providence Equity Partners, chairman of the advisory council of Portland PR and a director of Gym Topco.

Iain Conn

Independent non-executive director

Appointed to the Board in June 2014. Age 53.

Skills and experience

Iain has significant international experience, and understanding of technology and energy markets. Iain joined Centrica as chief executive in January 2015 having been with BP since 1986. From 2004 to 2014 Iain was executive director of BP and chief executive downstream from 2007 to 2014. Until May 2014, Iain was a non-executive director of Rolls-Royce for nine years, and senior independent director.

Other appointments include

Member of the CBI President’s Committee, chairman of the advisory board of the Imperial College Business School and member of the Imperial College Council.

Notice of meeting 2016	5

Tim Höttges

Non-independent, non-executive director

Appointed to the Board in January 2016. Age 54.

Skills and experience

Tim has international telecoms experience having been CEO of Deutsche Telekom since January 2014, and with the company since 2006. He joined the board in 2009 having been a member of the board of management responsible for the fixed-network and broadband business as well as integrated sales and service in Germany.

Other appointments include

Director of T-Mobile US and FC Bayern Munchen AG.

Isabel Hudson

Independent non-executive director

Appointed to the Board in November 2014. Age 56.

Skills and experience

Isabel has experience in the financial sector as well as pensions, risk, control, governance and international business. Isabel was previously a non-executive director of The Pensions Regulator, MGM Advantage, QBE Insurance and an executive director of Prudential Assurance Company in the UK.

Other appointments include

Chair of National House Building Council. Director of Phoenix Group Holdings and Standard Life. Isabel is an ambassador for the disability charity, SCOPE.

Mike Inglis

Independent non-executive director

Appointed to the Board in September 2015. Age 56.

Skills and experience

Mike’s technology experience includes serving on the board of ARM Holdings from 2002 to 2013, as well as roles including chief commercial officer, executive vice president and general manager of the processor division and executive vice president of sales and marketing. Prior to joining ARM, Mike worked in management consultancy with AT Kearney and held a number of senior operational and marketing positions at Motorola. Mike was previously a director at Pace.

Other appointments include

Non-executive chairman of Ilika and a director of Advanced Micro Devices.

Karen Richardson

Independent non-executive director

Appointed to the Board in November 2011. Age 53.

Skills and experience

With a career over 30 years in the technology and software industry, Karen brings experience in technology having held a number of senior operating roles in both the public and private technology sector. She is a former adviser to Silver Lake Partners, was with NASDAQ- listed software company Epiphany Inc, latterly as chief executive and has served on a number of corporate boards including VirtuOz, Proofpoint, Hi5 Networks and Convercent.

Other appointments include

Director of HackerRank, Exponent and AYASDI.

Nick Rose

Independent non-executive director

Appointed to the Board in January 2011 and Senior Independent Director since March 2014. Age 58.

Skills and experience

Nick brings experience in finance, risk, control, governance and international business expertise. He was chief financial officer of Diageo prior to his retirement in December 2010, having joined the board in 1999.

Other appointments include

Chairman of Williams Grand Prix Holdings, senior independent director of BAE Systems and non-executive chairman of Loch Lomond Scotch Whisky. Adviser to CCMP Capital.

Jasmine Whitbread

Independent non-executive director

Appointed to the Board in January 2011. Age 52.

Skills and experience

Jasmine has experience in transforming large complex organisations in the UK and internationally and brings an understanding of corporate social responsibility and sustainable business. She was previously chief executive of Save the Children International and has a background in technology marketing.

Other appointments include

Non-executive director of Standard Chartered.

6	BT Group plc

Notice of meeting

The Notice provides details of the resolutions to be proposed at the Annual General Meeting (AGM) on Wednesday 13 July 2016.

Why the AGM is important

Your role

We want you to know what’s happening in your company. The AGM is your opportunity to hear – straight from the Chairman and Chief Executive – about how your company is doing.

Inside this section

Resolutions

Your vote is important to us.

We’re proposing 21 resolutions at the AGM. We’ve provided further details about these resolutions on pages 7 to 10 so you can make an informed decision when voting.

What to do

Voting

Your AGM admission card/proxy card contains details of what you need to do to vote. Please bring your AGM admission card/proxy card or email notification with you to help with identification, and keep it until the end of the meeting to vote. If you’re not going to be at the AGM, and you want to vote on any of the resolutions, please complete and return the enclosed AGM admission card/proxy card to our Registrars, Equiniti by 10:30am on Monday 11 July 2016. Alternatively, you can use this card to appoint another person (a proxy) to attend the meeting on your behalf. Your proxy can speak and vote at the meeting.

Key dates

Time and date	What happens?

10:30am Monday 11 July 2016	Deadline for receipt of online or postal proxy appointment and voting instructions by our Registrars, Equiniti.

10:30am Wednesday 13 July 2016	AGM at the Motorpoint Arena Cardiff.

Friday 12 August 2016	Record date for entitlement to the 2015/16 final dividend.

Monday 5 September 2016	Payment of the 2015/16 final dividend to holders of ordinary shares.

Notice of meeting 2016	7

The 2016 Annual General Meeting (AGM) of BT Group plc will be held at the Motorpoint Arena Cardiff, Mary Ann Street, Cardiff CF10 2EQ at 10:30am on Wednesday 13 July 2016 to consider the following:

Ordinary business

Resolutions 1 to 16 will be proposed as ordinary resolutions.

Resolution 1: Report and accounts

That the accounts and reports of the directors and the auditors for the year ended 31 March 2016 be received.

By law, the directors have to present these accounts and reports contained in the Company’s Annual Report to the meeting.

Resolution 2: Annual remuneration report

That the annual remuneration report as set out on pages 128 to 140 of the Annual Report (www.bt.com/annualreport) for the year ended 31 March 2016, be received and approved.

This vote is advisory, in respect of the overall remuneration package, and the directors’ entitlements to remuneration are not conditional upon this resolution being passed.

The directors’ remuneration policy was approved by ordinary resolution by shareholders at the 2014 AGM.

As we indicated last year, the Remuneration Committee reassessed the directors’ remuneration policy following the acquisition of EE to ensure that BT’s incentive structure continues to be appropriate for the enlarged group. The committee concluded that the structure should not change and accordingly, there is no requirement to present a new remuneration policy for shareholder approval, at the 2016 AGM.

Resolution 3: Final dividend

That the final dividend of 9.6p per share recommended by the directors be declared to be payable on 5 September 2016 to holders of ordinary shares registered at the close of business on 12 August 2016.

The final dividend declared cannot exceed the amount recommended by the directors.

Resolutions 4 to 14: Directors

The Company’s articles of association require any director appointed by the Board to retire at the AGM following that appointment and stand for election. This applies to Mike Inglis who joined the Board on 1 September 2015, Tim Höttges who joined the Board on 29 January 2016 and to Simon Lowth who will join the Board on 12 July 2016. In accordance with the UK Corporate Governance Code all other directors will stand for re-election except Tony Chanmugam who will step down from the Board at the end of the AGM. We set out the biographies of the directors standing for election or re-election on pages 4 and 5.

Resolution 4

That Sir Michael Rake be re-elected as a director.

Resolution 5

That Gavin Patterson be re-elected as a director.

Resolution 6

That Tony Ball be re-elected as a director.

Resolution 7

That Iain Conn be re-elected as a director.

Resolution 8

That Isabel Hudson be re-elected as a director.

Resolution 9

That Karen Richardson be re-elected as a director.

Resolution 10

That Nick Rose be re-elected as a director.

Resolution 11

That Jasmine Whitbread be re-elected as a director.

Resolution 12

That Mike Inglis be elected as a director.

Resolution 13

That Tim Höttges be elected as a director.

Resolution 14

That Simon Lowth be elected as a director.

Resolution 15: Auditors’ re-appointment

That PricewaterhouseCoopers LLP be re-appointed auditors of the Company, to hold office until the end of the next general meeting at which accounts are laid before the Company.

Resolution 16: Auditors’ remuneration

That the directors be authorised to decide the auditors’ remuneration.

This resolution follows standard practice.

8	BT Group plc

Special business

The following resolution will be proposed as an ordinary resolution.

Resolution 17: Authority to allot shares

That:

(a) the authority and power conferred on the directors in relation to the section 551 Amount by Article 71 of the Company’s articles of association (Articles) be renewed until the end of the next Annual General Meeting (AGM) and for that period the section 551 Amount will be £164 million; and

(b) the directors be authorised generally and without conditions under section 551 of the Companies Act 2006 (2006 Act) to allot shares and to grant rights to subscribe for or to convert any security into shares in the Company up to a further nominal amount of £164 million in connection with a rights issue.

This authority expires at the end of the next AGM. The Board can make offers and enter into agreements which would, or might, need shares to be allotted and rights to be granted after that expiry.

These authorities replace and supersede the authorities sought and granted under section 551 of the 2006 Act at the last AGM.

The Company’s Articles and paragraph (a) above give a general authority to the Board to allot new shares up to a nominal value of £164 million, which is equivalent to approximately 33% of the Company’s issued share capital (excluding treasury shares) at the date of this Notice.

Paragraph (b) gives an authority to the directors to allot new shares only in connection with a rights issue up to a further face value of £164 million, which is equivalent to approximately 33% of the Company’s issued share capital (excluding treasury shares) at the date of this Notice.

These authorities will expire at the end of the 2017 AGM. See the notes to Resolution 19 for more information on treasury shares.

The following three resolutions will be proposed as special resolutions.

Resolution 18: Authority to allot shares for cash on a non-pre-emptive basis

That subject to the passing of Resolution 17:

(a) the authority and power conferred on the directors by Article 71 of the Company’s Articles be renewed for the period referred to in Resolution 17 and for that period the section 561 Amount will be £24.9 million; and

(b) the directors have power to allot equity securities (within the meaning of section 560(1) of the 2006 Act) entirely paid for in cash under the authority given by paragraph (b) of Resolution 17 in connection with a rights issue as if section 561(1) of the 2006 Act did not apply to such allotment. This power expires at the end of the next AGM but the Company can make offers and enter into agreements which would, or might, need equity securities to be allotted after that expiry.

In this resolution words defined in Resolution 17 have the same meaning, and references to an allotment of equity securities include a sale of treasury shares.

This resolution renews the powers given to the Board to allot equity securities without needing to offer these shares to existing shareholders first: for cash up to an amount representing approximately 5% of the issued share capital (excluding treasury shares) at the date of this Notice, approximately 498 million shares; and in connection with a rights issue.

There are no current plans to undertake a rights issue, or to allot shares except in connection with the Company’s employee share plans.

Resolutions 17 and 18 ensure that the directors retain the flexibility to act in the best interests of shareholders, when opportunities occur, by allotting shares. Over a three-year rolling period, except in a rights issue or pre-emptive offer, this disapplication will not exceed 7.5% of issued share capital (excluding treasury shares).

Resolution 19: Authority to purchase own shares

That the Company has general and unconditional authority to make market purchases (as defined in section 693(4) of the Companies Act 2006) of shares of 5p each in the Company, subject to the following conditions:

(a) the maximum number of shares which may be purchased is 996 million shares;

(b) the minimum price (excluding expenses) which may be paid for each share is 5p;

(c) the maximum price (excluding expenses) which the Company may pay for each share cannot be more than the higher of:

(i) 105% of the average market value of a share in the Company for the five business days prior to the day the purchase is made; and

(ii) the value of a share in the Company calculated on the basis of the higher of the price quoted for: (a) the last independent trade of; or (b) the highest current independent bid for any number of shares in the

Notice of meeting 2016	9

Company on the trading venues where the purchase is carried out; and

(d) this authority expires at the end of the next AGM, except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry.

This resolution renews the Company’s general authority to buy its own shares on similar terms to previous years’ authorities. It would be limited to 996 million ordinary shares, representing 10% of the issued share capital (excluding treasury shares) at the date of this Notice. The directors would exercise this authority only after considering the effects on earnings per share and the benefits for shareholders generally. The purchase of shares by the Company under this authority would be a purchase in the market.

Use of this authority should not be confused with any share dealing facilities that may be offered to shareholders by the Company. (Nor should it be confused with the specific shareholder authority for the Company to purchase its own shares from Deutsche Telekom and Orange under off-market contracts, under the share purchase agreement in respect of the EE acquisition.)

Shares purchased by the Company out of distributable profits could be held as treasury shares, which could then be cancelled, sold for cash or used to meet the Company’s obligations under its employee share plans.

During 2015/16, 46 million shares were purchased (0.46% of the share capital) for a consideration of £210 million at an average price of £4.57 per share, under this authority.

At 4 May 2016, 58 million treasury shares had been transferred to meet the Company’s obligations under its employee share plans and at that date, the Company held 6.9 million treasury shares, which is equal to approximately 0.07% of the issued share capital (excluding treasury shares) at that date.

The Company’s current intention is to hold any shares purchased under this authority as treasury shares but it retains the flexibility to cancel them or sell them for cash if it considers this to be in the best interests of the Company. The authority will expire at the end of the 2017 AGM although the directors intend to seek renewal of this power at each AGM.

As at 4 May 2016, there were options outstanding over 202 million shares (all of which were in respect of options granted under the savings-related share option plans), representing 2% of the Company’s issued share capital (excluding treasury shares). If the authority given by this resolution were to be fully used, these options would represent 2.25% of the Company’s issued share capital (excluding treasury shares). There are no warrants outstanding.

Resolution 20: Authority to call a general meeting on 14 days’ notice

That the Company may call a general meeting (but not an AGM) on at least 14 clear days’ notice.

The Companies Act 2006 requires that general meetings are held on 21 days’ notice unless shareholders have approved a shorter notice period. This resolution means we would give you two weeks’ or more notice of a general meeting. It will be effective until our next AGM, when we may propose a similar resolution. It is expected that the authority would be used only in exceptional circumstances.

The following resolution will be proposed as an ordinary resolution.

Resolution 21: Authority for political donations

That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make political donations to political:

(a) parties and/or independent election candidates not exceeding £75,000 in total; and

(b) organisations other than political parties not exceeding £25,000 in total during the period beginning with the date of the 2016 AGM and ending at the end of the day on which the 2017 AGM is held.

The terms ‘political donation’, ‘political parties’, ‘independent election candidates’ and ‘political organisation’ have the meanings given by sections 363 to 365 of the Companies Act 2006 (2006 Act).

The Company’s continuing policy is that no company in the group will make contributions in cash or kind (including loans) to any political party. However, the definition of political donations used in the 2006 Act is very much broader than the sense in which these words are ordinarily used. It may cover activities such as making Members of Parliament and others in the political world aware of key industry issues and matters affecting the Company, which make an important contribution to their understanding of BT.

The authority we are requesting in this resolution is not designed to change the above policy, but will ensure that the group continues to act within the provisions of the 2006 Act.

During 2015/16, the company’s wholly-owned subsidiary, British Telecommunications plc, paid the costs of attending the Conservative party corporate day and helped, with

10	BT Group plc

others, defray the costs of an economists’ dialogue, and associated report, hosted by the independent Centre for European Reform think-tank in the EU referendum context. These costs totalled £4,192 (2014/15: £2,579).

No loans were made to any political party by any company in the BT group.

Register of Members and proxies

Only shareholders on the BT Group Register of Members at 6:30pm on 11 July 2016 are entitled to attend, speak and vote at the AGM, or, if the meeting is adjourned, 6:30pm two days prior to the time fixed for the adjourned meeting.

If you are unable to attend and vote, you can appoint another person as your proxy to exercise all or any of your rights to attend, speak and vote at the meeting. You may appoint more than one proxy in relation to the meeting, provided you appoint each proxy to exercise the rights attached to a different share or shares held by you. A proxy need not be a shareholder of the Company. On a poll, the number of shares you hold as a shareholder at 6:30pm on 11 July 2016 will decide the number of votes that you may cast. Changes after that time will not be taken into account.

An AGM admission card/proxy card accompanies this Notice of meeting.

Nominated persons

Unless you are a shareholder you do not have a right to appoint any proxies under the procedures set out above, or referred to under the heading ‘AGM information’ on page 11.

You may nevertheless have a right under an agreement between you and a shareholder of the Company (Relevant Shareholder) who has nominated you to have information rights, to be appointed, or to have someone else appointed, as a proxy for the meeting; or to give instructions to the Relevant Shareholder on the exercise of voting rights.

If you are uncertain about your rights or about your investment you should contact the person or organisation that administers that investment.

Shareholders’ rights

Shareholders at the AGM have the right to ask questions relating to its business. The Chairman need not answer if, for example, it would involve disclosing confidential information or is undesirable in the Company’s interests or the good order of the AGM.

If enough shareholders act together to make requests under sections 527 and 528 of the 2006 Act, the Company may have to publish on its website a statement setting out any matter relating to the audit of its accounts or any circumstance connected with its auditors ceasing to hold office.

The Company cannot make shareholders requesting this pay its expenses in complying with these sections. It has to forward the statement to its auditors before it publishes the statement. The business which may be dealt with at the AGM includes any such statement.

Shareholders meeting the threshold and time limit set out in sections 338 and 338A of the 2006 Act can make the Company give its members notice of a resolution and/or include in the business to be dealt with at the AGM any matter which may be properly included in that business.

Shares

The total number of issued and fully paid ordinary shares of 5p each at 4 May 2016, the latest practicable (business) date before the publication of this document, was 9,968,127,681, carrying one vote each. The total number of voting rights in the Company at that date was 9,961,217,271 (excluding treasury shares).

Documents

Copies of all service contracts and letters of appointment between the directors and the Company are available for inspection during business hours at the registered office of the Company on any weekday (but not on public holidays) and will also be available for inspection at the AGM venue from 9:30am on the day of the meeting until the end of the meeting.

Your directors believe that the proposals set out in Resolutions 1 to 21 are in the best interests of shareholders as a whole and unanimously recommend that you vote in favour of all these resolutions. They intend to do so in respect of their own beneficial holdings.

By order of the Board

Dan Fitz

Group General Counsel & Company Secretary

81 Newgate Street

London EC1A 7AJ

4 May 2016

Notice of meeting 2016	11

AGM information

Time and place of meeting	Programme
10:30am on Wednesday 13 July 2016	9:30am: Doors open to shareholders
at the Motorpoint Arena Cardiff	10:30am: Meeting commences
Mary Ann Street	12:30pm approx: Meeting ends
Cardiff	You can find further information about the venue at www.motorpointarenacardiff.co.uk
CF10 2EQ

Who may attend?

If you’re on the BT Group Register of Members at 6:30pm on 11 July 2016, you are entitled to attend, speak and vote at the AGM.

All joint shareholders can attend and speak at the meeting. If more than one joint holder votes, only the vote of the first shareholder listed on the Register of Members will be counted.

Can I bring a guest?

We may, at our discretion, admit guests who are accompanying shareholders. We’ll admit anyone accompanying a shareholder who is in a wheelchair, or is otherwise in need of assistance.

I’m unable to attend – what can I do?

If you’re not going to be at the meeting, you can appoint another person (a proxy) to attend the meeting, speak, and/or vote on your behalf.

This can be done online at www.sharevote.co.uk or by post and must be received by our Registrars, Equiniti, by 10:30am on Monday 11 July 2016. The number of shares you hold at the above register deadline will decide how many votes you or your proxy/ies will have on a poll. You can find more information about appointing a proxy in the notes on the enclosed AGM admission card/proxy card.

When do I have to appoint a proxy or vote by?

Our Registrars, Equiniti, must receive online or postal proxy appointment and voting instructions by 10:30am on Monday 11 July 2016.

What do I need to bring to the AGM?

Please bring your AGM admission card/proxy card or email notification with you to help with identification, and keep it until the end of the meeting to vote. You may also find it helpful to bring this document with you, to refer to it during the meeting.

Getting there Travel information is available at www.motorpointarenacardiff.co.uk

For rail users, the venue is just a few minutes walk from both Cardiff Central Station and from Cardiff Queen Street Station. Further information is available from National Rail Enquiries (www.nationalrail.co.uk).

The venue is also just a few minutes walk from Cardiff Central Bus Station.

Further information is available from Cardiff bus (www.cardiffbus.com).

12	BT Group plc

What do I need to do if I want to ask a question?

The Chairman will answer questions on any of the resolutions. If you wish to ask a question, please go to a Question Registration Point. To be fair to other shareholders who want to ask a question, you’re requested not to register more than one question. We’ll not register a question unless it is relevant to the business of the meeting. If you have a question on an individual customer service issue, we’ll direct you to the Customer Help Desk. The Chairman cannot deal with individual service issues.

Will there be refreshments?

Yes. We’ll have tea and coffee available before, but not during, the meeting. We’ll provide light refreshments after the meeting and you’ll be handed a voucher on arrival for these.

What facilities do you have for shareholders with disabilities?

The venue is wheelchair accessible and we’ll have the following facilities:

• sound amplification;

• induction loop; and

• sign language interpretation.

How do I vote at the meeting?

We’ll vote on all matters except procedural issues on a poll.

At the end of the meeting, we’ll ask you to vote on all the resolutions by placing a cross in one of the boxes alongside each resolution on your AGM admission card/ proxy card and placing it in a voting box as you leave the auditorium.

Security

For security reasons and to speed up admission, please don’t bring suitcases, large bags, cameras, laptops or tape recorders. If you do, we may ask you to deposit them in a secure property store for collection after the meeting. We’ll allow tablet devices.

We’ll not permit those attending to hand out leaflets or pamphlets in the venue.

Mobile devices

Please ensure that you switch off mobile devices during the meeting.

If you have any queries about the meeting, please call our Shareholder Helpline on

Freefone 0808 100 4141 (+44 121 415 7178*) or on Textphone 0800 169 6907.

*Calls from outside the UK

Useful links

Together with this Notice of meeting 2016, you’ll find the Annual Report 2016, which contains other information required by section 311A of the Companies Act 2006, on our website at www.bt.com/annualreport You can request a printed copy of the Annual Report 2016 and of those in future years, free of charge, by getting in touch with our Registrars, Equiniti, via the Shareholder Helpline or by post. Contact information can be found overleaf. You may also find the following links useful:

Sign up as an e-shareholder

www.bt.com/signup

Shareholder offers

www.bt.com/shareholderoffers

Delivering our purpose

www.bt.com/deliveringourpurpose

Information for individual shareholders

www.btplc.com/sharesandperformance/shareholders

BT news and media

www.btplc.com/news

About BT

www.btplc.com/thegroup

Notice of meeting 2016	13

Data Protection Statement

The Company (references to ‘Company’ include BT Group plc and British Telecommunications plc) collects and processes information provided by you, or on your behalf, which relates to you as an individual shareholder or as a participant in EasyShare or other scheme or plan. This information (which is your personal data) includes your name and contact details, the votes you cast and the Reference Number attributed to you by the Company. The Company may process your personal data for the purposes of compiling and updating the Company records, fulfiling its legal obligations, processing the shareholder rights you exercise, and contacting you with shareholder information and related communications (‘the Purposes’). The Company may engage a third party to do this (for example our Registrars, Equiniti) who may process your personal data on the Company’s behalf to carry out the Purposes. They have to follow the Company’s instructions at all times and comply with the Data Protection Act 1998.

The Company might transfer your personal information to places outside the European Economic Area and store it there, where the Company’s or its Suppliers’ people might process it to carry out the Purposes and for no other purpose. If that happens, they are required to apply the same security standards as when the Company processes your information in the UK. Personal data is held only as long as necessary to fulfil the Purposes and in line with the requirements of the Data Protection Act.

To find out more about how BT protects your personal information as a BT customer, visit www.bt.com/privacypolicy

Participants in EasyShare, please see Equiniti Financial Services Limited’s website for further information in relation to processing of your personal data (www.shareview.co.uk/info/csn).

Principality Stadium
St David's Hall
Charles St
Churchill Way
Station Terrace
Cardiff Queen Street
Fitzalan Pl
Wood St
Central Sq
Bridge St
Guildford St
University of South Wales
Motorpoint Arena
Cardiff Central
St Mary St
Cardiff Marriott
Mary Ann St
Adam St
A4160
Bute Terrace
Central link
A4160
Callaghan Sq
Herbert St
Tyndall St
E Tyndall St

The AGM will be held at the Motorpoint Arena Cardiff, Mary Ann Street, Cardiff CF10 2EQ. A map of the area is above and further AGM information including details of how to get there can be found on pages 11 and 12.

Contact information

Telephone

Shareholder helpline – for general enquiries call:
Freefone: 0808 100 4141
(+44 121 415 7178*)
Textphone: 0800 169 6907
(+44 121 415 7028*)

*Calls from outside the UK

Email

You can find information on how to manage your shareholdings at **https://help.shareview.co.uk**

If your question is not answered by the information provided, you can send your enquiry via secure mail from these pages.

You may not use any electronic address provided either in this Notice of meeting or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.

Post

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom
(please include a daytime telephone number)

BT Group plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 4190816
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